1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 4, 2016

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Ellington:

In a telephone conversation with me, you and two of your colleagues, Chad Eskildsen and Amy Miller, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) follow-up comments on: the Registrant’s Form N-CSR filing, as filed by the Registrant on May 29, 2015, for the fiscal year ended March 31, 2015, and the Registrant’s Form N-SAR filing, as originally filed on May 29, 2015 and amended on June 16, 2015, for the fiscal period ended March 31, 2015. The Staff’s follow-up comments were given in response to the Registrant’s letter dated October 19, 2015, which was the Registrant’s response to the Staff’s initial comments on the Registrant’s N-CSR and N-SAR filings noted above. A summary of the Staff’s follow-up comments, along with the Registrant’s responses, is set forth below.

Comment 1: As noted in Comment 2 of our prior round of comments, the Schedule of Investments for certain Funds includes investments in total return swaps. The information disclosed in the Schedule of Investments does not include the actual financing rate or actual spread for the total return swaps. The Staff believes the Funds should include this information to satisfy the requirements of Rule 12-13 of Regulation S-X. In future filings on Form N-CSR, please disclose the actual financing rate and actual spread for total return swaps listed in the Schedule of Investments.

We note the statements of the SEC Division of Investment Management Chief Accountant set forth in the “Highlights of the March 12, 2014, Conference Call” of the AICPA Investment Companies Expert Panel, which are as follows:

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing    Hong Kong

Kenneth Ellington March 4, 2016 Page 2

Total return swaps – certain registrants do not include the financing portion of a total return swap as part of the description of the total return swap. The SEC staff described a scenario where a registrant enters into a total return swap where it receives a total return equal to the return of an index and pays a financing fee equal to LIBOR plus a certain spread. Generally, the SEC staff believes that the financing fee portion (LIBOR plus the spread as described above) should be included as part of the description of the swap pursuant to Regulation S-X.

The Staff does not believe disclosing this information places a Fund at a “competitive disadvantage,” as suggested in your response, because other registrants have begun disclosing this information in response to the Staff’s comment (e.g., ProShares, Direxion, Rydex).

Response: As set forth in our prior response, the Registrant respectfully notes that Rule 12-13 of Regulation S-X does not expressly require that the actual financing rate and actual spread for total return swaps be disclosed in the Schedule of Investments. While the Staff cites to the “Highlights of the March 12, 2014, Conference Call” of the AICPA Companies Investment Companies Expert Panel for authority to support its position on the requirements of Regulation S-X applicable to total return swaps, the Highlights specifically state: “The following comments and observations were compiled by the AICPA Investment Companies Expert Panel and AICPA staff and are not authoritative positions or interpretations issued by the SEC or its staff. The comments and observations were not transcribed by the SEC or its staff and have not been considered or acted upon by the SEC or its staff. Accordingly, these comments and observations do not constitute a statement of the views of the SEC or its staff.” (emphasis in original). Given that Regulation S-X does not require disclosure of this information, nor is the Registrant aware of any SEC rule, form or release indicating that disclosure of this information is currently required, the Registrant does not intend to make any changes to the scope of its disclosure at present.

Notwithstanding that certain fund groups have decided to disclose the actual financing rate and actual spread for total return swaps, the Registrant is aware of other fund groups with schedules of investments that follow the same disclosure approach as the Registrant’s Schedule of Investments. The Registrant believes this divergence in approaches is indicative of the flexibility that exists to choose to either disclose (or not disclose) this information given that Regulation S-X does not require what the Staff is requesting. The Registrant continues to believe that its current presentation of this information in the Schedule of Investments is consistent with the requirements of Regulation S-X applicable to total return swaps, and therefore respectfully declines to accept the Staff’s comment.

Kenneth Ellington March 4, 2016 Page 3

Notwithstanding the foregoing, to the extent Rule 12-13 is amended to require the disclosure the Staff is requesting – whether in connection with the adoption of the SEC’s Investment Company Reporting Modernization Proposal1 or otherwise – the Registrant will comply with the disclosure requirements of Rule 12-13, as amended, on a going forward basis.

Comment 2: As noted in Comment 3 of our prior round of comments, with respect to the Funds that have wholly-owned Cayman subsidiaries, the fees and expenses of investing in the Fund’s Cayman subsidiary are listed in the Fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Since the financial statements of the Fund and subsidiary are consolidated, the Staff believes the fees and expenses of investing in the Cayman subsidiary should not be listed as AFFE, but rather as part of the Fund’s “Other Expenses” or “Management Fees” for purposes of the Fund’s prospectus fee table. See the statements of the Staff set forth in the “Highlights of the September 13, 2012 Meeting” of the AICPA Investment Companies Expert Panel.

The Staff takes the view that prospectus fee table expenses should be derived from the Fund’s consolidated financial statements. Thus, if the Fund’s Consolidated Statement of Operations consolidates the subsidiary’s management fee with the Fund’s management fee, as indicated by your response, such fees should similarly be presented on a consolidated basis in the prospectus fee table. If the Registrant will not present subsidiary expenses as “Management Fees” or “Other Expenses” of the Fund in its prospectus fee table, please explain why not. Also, please address whether the subsidiary is relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: The Registrant believes that disclosing the fees and expenses of investing in the Cayman subsidiary as AFFE in the Fund’s prospectus fee table is consistent with the requirements of Form N-1A. Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Registrant hereby confirms that each Fund’s Cayman subsidiary meets the definition of a Section 3(a) investment company2, but is exempt therefrom pursuant to Section 3(c)(7) of the 1940 Act. Moreover, the Staff has explained that “AFFE is

[1]	Investment Company Reporting Modernization, SEC Release No. IC-31610 (May 20, 2015).

[2]

See, e.g., Section 3(a)(1)(A) of the 1940 Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the 1940 Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

Kenneth Ellington March 4, 2016 Page 4

intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”3 Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7) funds,4 and each Fund’s Cayman subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Registrant believes the Cayman subsidiaries clearly fall within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

Each Fund’s Cayman subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by Pacific Investment Management Company LLC (“PIMCO”) apart from its parent Fund. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant, which states that income from such Cayman subsidiary will be recognized as qualifying income. The Registrant believes the separate structuring and management of each Cayman subsidiary relative to its parent Fund is further indicia of the appropriateness of treating the subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

Each Fund’s Cayman subsidiary consolidates its financial statements with those of its parent Fund in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements and provided its rationale for consolidation. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. The Registrant is not aware of any SEC rule, form or release5 indicating that a fund, which otherwise qualifies as an Acquired

[3]	Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

[4]

See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [1940 Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

[5]

While the Staff cites to the Highlights of the September 13, 2012 Meeting of the AICPA Investment Companies Expert Panel, the Highlights specifically state “The following comments and observations were compiled by the AICPA Investment Companies

Kenneth Ellington March 4, 2016 Page 5

Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. For all of these reasons, the Registrant respectfully declines to accept the Staff’s comment.

Comment 3: As noted in Comment 4 of our prior round of comments, with respect to the PIMCO Short-Term Portfolio, the Schedule of Investments, as of March 31, 2015, indicates that the Portfolio’s net assets were significantly invested in privately-issued mortgage-backed securities.

Please explain why the Private Account Portfolio Series (“PAPS”) have not adopted the same internal operating policies with respect to privately issued mortgage-backed securities (“Private MBS”) as adopted by the other series of the Registrant. Also, please review the Private MBS risk disclosures for the Short-Term Portfolio and consider whether any enhancements are appropriate in light of its current Private MBS exposure.

Response: As previously explained in prior correspondence with the Staff, the Registrant’s PAPS funds (the “Portfolios”) have not adopted internal operating policies limiting their investments in Private MBS. The Portfolios are privately placed funds registered under the 1940 Act. The Portfolios are available only to separate account clients of PIMCO for asset allocation and sector diversification purposes. PIMCO makes all investment decisions regarding whether such clients will be invested in the Portfolios. The Portfolios are used by the portfolio manager of PIMCO separate accounts to more efficiently gain exposures that would otherwise be gained by investing in the securities directly from the separate account. PIMCO believes that rebalancing the Portfolios in accord with the internal operating policy limits on Private MBS adopted by other series of the Registrant may be harmful to PIMCO’s separate account clients that have authorized PIMCO to utilize the Portfolios. In light of the unique nature of the Portfolios, and mindful of PIMCO’s fiduciary duties, the Registrant has determined not to adopt the internal operating policies for the Portfolios at this time.

Expert Panel and AICPA staff and are not authoritative positions or interpretations issued by the SEC or its staff. The comments and observations were not transcribed by the SEC or its staff and have not been considered or acted upon by the SEC or its staff. Accordingly, these comments and observations do not constitute a statement of the views of the SEC or its staff.” (emphasis in original).

Kenneth Ellington March 4, 2016 Page 6

With respect to reviewing the Private MBS risk disclosures for the PIMCO Short-Term Portfolio, the Registrant will consider whether additional risk disclosure is necessary or appropriate in connection with the next annual update of the Registrant’s registration statement.

Comment 4: As noted in Comment 5 of our prior round of comments, certain Funds/Portfolios disclosed in their annual report a 25+% allocation to the “banking and finance” sector.

Please explain how a 25+% allocation to the “banking and finance” sector is consistent with these Funds/Portfolios’ policy to not concentrate their investments in any particular industry.

Response: Each Fund/Portfolio (except the PIMCO Capital Securities and Financials Fund) has adopted a policy to not concentrate its investments “in a particular industry” (the “Non-Concentration Policy”). The Schedules of Investments in the annual reports disclose portfolio holdings by broad market “sectors”, which are commonly understood to consist of securities in multiple industries and are thus broader than any single “industry” as used in the Non-Concentration Policy. Accordingly, the Non-Concentration Policy is not inconsistent with disclosure in the annual report that certain Funds/Portfolios had a 25+% allocation to the “banking and finance” sector.

At the time of investment, the Funds/Portfolios review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.6 While the Registrant has no particular view on whether banking and finance obligations are always assigned to a single SIC code, or may be assigned to one of multiple SIC codes, in the event that banking and finance obligations are assigned to multiple different SIC codes, a Fund/Portfolio could theoretically invest more than 25% of its assets in the banking and finance sector, so long as the Fund/Portfolio does not concentrate “in a particular industry,” which is defined as a single SIC code. In other words, the Non-Concentration Policy does not restrict a Fund/Portfolio from investing more than 25% of its assets in a “sector” (i.e., banking and finance obligations assigned to multiple SIC codes), only from doing so “in a particular industry” (i.e., banking and finance obligations assigned to a single SIC code). This distinction is consistent with prior SEC guidance.7

[6]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[7]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries

Kenneth Ellington March 4, 2016 Page 7

Comment 5: As noted in Comment 10 of our prior round of comments, the PIMCO Inflation Response Multi-Asset Fund uses a blended primary benchmark index as of the period ended March 31, 2015. The Staff believes a blended index may be appropriate as a secondary benchmark index, but not as a primary benchmark index. See Instruction 5 to Item 27(b)(7) of Form N-1A.

Please provide additional explanation or support for your response that a blended primary benchmark index is permissible. For example, are any non-PIMCO funds using a blended primary benchmark index? Have industry trade groups or other authorities published materials supporting the use of a blended primary index as appropriate for certain types of funds or strategies? The Staff would like to better understand PIMCO’s (or the industry’s) approach to using a blended primary benchmark index as the “broad-based securities market index” for certain funds.

Response: The Registrant is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Registrant believes that blended primary benchmark indexes are frequently used across a variety of fund groups, particularly with respect to sector funds and alternative strategy funds (such as the PIMCO Inflation Response Multi-Asset Fund), in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Kenneth Ellington March 4, 2016 Page 8

to the market.”8 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”9 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”10 The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.11 (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an

[8]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

[9]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).

[10]	Id.

[11]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

Kenneth Ellington March 4, 2016 Page 9

index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).12

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, may provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” For example, in the case of the PIMCO Inflation Response Multi-Asset Fund, the Registrant believes that the Fund’s blended index is sufficiently “broad-based” in part because most of the component indexes of the blended index are themselves “broad-based securities market indexes.”13

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets

[12]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

[13]

The following component indexes are the “appropriate broad-based securities market index” for other series of the Registrant listed in parentheses: Barclays U.S. TIPS Index (PIMCO Real Return Fund); Bloomberg Commodity Index Total Return (PIMCO CommodityRealReturn Strategy Fund®); JPMorgan Emerging Local Markets Index Plus (Unhedged) (PIMCO Emerging Markets Currency Fund); and Dow Jones U.S. Select REIT Total Return Index (PIMCO RealEstateRealReturn Strategy Fund).

Kenneth Ellington March 4, 2016 Page 10

in which the fund invests”, funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning the Registrant’s Form N-CSR filing, as filed by the Registrant on May 29, 2015, for the fiscal year ended March 31, 2015 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Chad Eskildsen, Division of Investment Management
Amy Miller, Division of Investment Management
Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 4, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to follow-up comments provided with respect to the Registrant’s Form N-CSR filing, as filed by the Registrant on May 29, 2015, for the fiscal year ended March 31, 2015, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its registration statement and shareholder reports;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the registration statement or shareholder reports reviewed by the staff do not preclude the SEC from taking any action with respect to such registration statement or shareholder reports; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
President
cc:	Douglas P. Dick
Brendan C. Fox
Adam T. Teufel
Joshua D. Ratner
Ryan G. Leshaw